SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BlueCity Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

09610L106**
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 09610L106 has been assigned to the American Depositary Shares of the Company, which are quoted on the Nasdaq Global Select Market under the symbol "BLCT." Each 2 American Depositary Shares represent 1 Class A Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09610L106	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Crystal Stream Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 870,941 Class A Ordinary Shares represented by American Depositary Shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 870,941 Class A Ordinary Shares represented by American Depositary Shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,941 Class A Ordinary Shares represented by American Depositary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 09610L106	13G	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is BlueCity Holdings Limited (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive office is located at Block 2 Tower B Room 028, No. 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District, Beijing 100022, People’s Republic of China.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by Crystal Stream Capital Management Limited, a British Virgin Islands business company ("Crystal Stream" or the "Reporting Person"), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) represented by American Depositary Shares held by Crystal Stream Fund, L.P., a Cayman Islands limited partnership (the "Crystal Stream Fund"). Crystal Stream is the management company and the sole general partner of the Crystal Stream Fund. Crystal Stream is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares represented by American Depositary Shares held by the Crystal Stream Fund. Crystal Stream, Hillhouse Capital Advisors, Ltd. ("HCA"), Hillhouse Capital Management, Ltd. ("HCM") and their affiliates, share certain policies, personnel and resources.  HCA and HCM do not share beneficial ownership over the securities managed by Crystal Stream nor are they part of a "group" for purposes of Section 13(d).

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of the Reporting Person is 27 Tower B, Ping An International Financial Center, No. 1-3 Xinyuan South Road, Chaoyang District, Beijing, People’s Republic of China.

Item 2(c).	CITIZENSHIP
British Virgin Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A ordinary shares, par value US$0.0001 per share (the "Class A Ordinary Shares").

Item 2(e).	CUSIP NUMBER
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 09610L106 has been assigned to the American Depositary Shares of the Company, which are quoted on the Nasdaq Global Select Market under the symbol "BLCT." Each 2 American Depositary Shares represent 1 Class A Ordinary Share.

CUSIP No. 09610L106	13G	Page 4 of 6 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP
The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 12,210,830 Class A Ordinary Shares outstanding as reported in the Company's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on July 8, 2020, after giving effect to the completion of the offering, as described therein.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

CUSIP No. 09610L106	13G	Page 5 of 6 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
Not applicable.

CUSIP No. 09610L106	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021

Crystal Stream Capital Management Limited

/s/ Mengqiu Wang
Name: Mengqiu Wang
Title: Authorized Signatory